# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Arcellx, Inc., CIK 0001786205
CUSIP: 03940C100
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 800 Bridge Parkway, Redwood City, California (CA), 94065
Date of event which requires filing of this statement: 02/27/2025
Amends the filing with accession number 0001193125-24-254203
Filed by CIK 0001613689
Persons authorized to receive notices and communications: Rami Elghandour, c/o Arcellx, Inc., 800 Bridge Parkway, Redwood City, California (CA), 94065, (240) 327-0630; Dan Koeppen, Wilson Sonsini Goodrich & Rosati, P.C., 12235 El Camino Real, San Diego, California (CA), 92130, (858) 350-2300

## Reporting persons
- Rami Elghandour (CIK 0001613689): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,997,132; shared voting power 0; sole dispositive power 3,997,132; shared dispositive power 0; aggregate amount beneficially owned 3,997,132 (6.9% of the class)
  Comment: (1) Consists of (i) 1,164,857 shares of common stock held directly by the Reporting Person (including shares to be issued in connection with the settlement of vested restricted stock units), and (ii) 2,832,275 shares of common stock issuable pursuant to options held directly by the Reporting Person exercisable within 60 days of February 27, 2025.
  
  (2) Based on the quotient obtained by dividing (a) the aggregate number of shares of common stock beneficially owned by the Reporting Person by (b) the sum of (i) 54,944,012 shares of common stock outstanding as of February 21, 2025, based on information provided to the Reporting Person by the Issuer, and (ii) 2,832,275 shares of common stock issuable pursuant to options held directly by the Reporting Person exercisable within 60 days of February 27, 2025. The aggregate number of shares of common stock beneficially owned by the Reporting Person as set forth in "(ii)" of this footnote are treated as outstanding shares of Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: Arcellx, Inc.
Address of issuer's principal executive offices: 800 Bridge Parkway, Redwood City, California (CA), 94065
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Rami Elghandour on November 8, 2024 (the "Schedule 13D") with respect to shares of common stock, par value $0.001 per share ("common stock"), of Arcellx, Inc. (the "Issuer"). This Amendment No. 1 amends Item 4 and amends and restates Items 5(a)-(e) as set forth below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D, which remains unchanged. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The last paragraph of Item 3 of Schedule 13D is hereby deleted and replaced with the following:

On February 27, 2025, the compensation committee of the Issuer's board of directors determined that performance criteria under each of the Reporting Person's June 9, 2021 award and January 3, 2023 award were partially satisfied (measured as of December 31, 2024), such that the awards vested as to 668,416 and 347,255 shares, respectively. The unvested portions of the awards remain outstanding. The vested shares will be issued to the Reporting Person as provided in the applicable award agreements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Schedule 13D is hereby amended and restated as follows:

As of the date of this Schedule 13D/A, the Reporting Person beneficially owns an aggregate of 3,997,132 shares of common stock, or 6.9% of the Issuer's outstanding shares of common stock. The beneficial ownership percentages used in this Schedule are calculated based on the sum of (i) 54,944,012 shares of common stock outstanding as of February 27, 2025, based on information provided by the Issuer, and (ii) 2,832,275 shares of common stock issuable pursuant to options held directly by the Reporting Person exercisable within 60 days of February 27, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power with respect to the securities covered by this Schedule.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Person effected the following transactions in the Issuer's Common Stock, in broker-assisted sales to satisfy tax withholding obligations in connection with the vesting of restricted stock units: (i) on January 3, 2025, the Reporting Person sold 15,112 shares of Common Stock at a weighted-average sales price of $79.55, (ii) on January 6, 2025, the Reporting Person sold 15,111 shares of Common Stock at a weighted-average sales price of $77.17, (iii) on January 7, 2025, the Reporting Person sold 16,474 shares of Common Stock at a weighted-average sales price of $75.53, (iv) on January 8, 2025, the Reporting Person sold 13,837 shares of Common Stock at a weighted-average sales price of $73.69 and (v) on February 26, 2025, the Reporting Person sold 38,300 shares of Common Stock at a weighted-average sales price of $62.02.
Other persons with the right to receive dividends or sale proceeds: No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Signatures
- Rami Elghandour: /s/ Rami Elghandour, Rami Elghandour (02/27/2025)